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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                   CORPORATION DESIGNATED TO ACT AS TRUSTEE
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   /X/   CHECK IF AN APPLICATION TO DETERMINE ELIGIBILITY OF A TRUSTEE PURSUANT
                                 TO SECTION 305(b) (2)

                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

A U.S. NATIONAL BANKING ASSOCIATION                                   41-1592157
(Jurisdiction of incorporation or                               (I.R.S. Employer
organization if not a U.S. national                          Identification No.)
bank)

SIXTH STREET AND MARQUETTE AVENUE
Minneapolis, Minnesota                                                  55479
(Address of principal executive offices)                             (Zip code)


                       Stanley S. Stroup, General Counsel
                  NORWEST BANK MINNESOTA, NATIONAL ASSOCIATION
                        Sixth Street and Marquette Avenue
                          Minneapolis, Minnesota 55479
                                 (612) 667-1234
                               (Agent for Service)

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             MORTGAGE LENDERS NETWORK HOME EQUITY LOAN TRUST 1999-2
              (Exact name of obligor as specified in its charter)

DELAWARE                                                               PENDING
(State or other jurisdiction of                                (I.R.S.  Employer
or organization) Identification No.)                             incorporation

c/o Norwest Bank Minnesota, National Association
1100 Broken Land Parkway                                             21044
Columbia, Maryland                                                (Zip code)
(Address of principal executive offices)

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            MORTGAGE LENDERS NETWORK HOME EQUITY LOAN TRUST 1999-2
                        ASSET BACKED NOTES, SERIES 1999-2
                       (Title of the indenture securities)
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Item 1.     General Information.  Furnish the following information as to the trustee:

            (a) Name and address of each examining or supervising authority to which it is subject.

                  Comptroller of the Currency
                  Treasury Department
                  Washington, D.C.

                      Federal Deposit Insurance Corporation
                      Washington, D.C.

                  The Board of Governors of the Federal Reserve System Washington, D.C.

            (b)   Whether it is authorized to exercise corporate trust powers.

                  The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with Obligor. If the obligor is an affiliate of the trustee, describe each such affiliation.

            None with respect to the trustee.

No responses are included for Items 3-14 of this Form T-1 because the obligor is not in default as provided under Item 13.

Item 15.  Foreign Trustee.    Not applicable.

Item 16.  List of Exhibits.   List below all exhibits filed as a part of this
                              Statement of Eligibility.  Norwest Bank
                              incorporates  by reference  into this Form
                              T-1 the exhibits attached hereto.

      Exhibit 1.  a.    A copy of the Articles of Association of the
                        trustee now in effect.*

      Exhibit 2.  a.    A copy of the certificate of authority of the
                        trustee to commence business issued June 28, 1872, by the Comptroller of the Currency to The Northwestern
                        National Bank of Minneapolis.*

                  b.    A copy of the certificate of the Comptroller of
                        the Currency dated January  2, 1934,  approving  the
                        consolidation  of The Northwestern   National  Bank  of
                        Minneapolis and The Minnesota Loan and Trust Company of Minneapolis, with the surviving entity being titled Northwestern National Bank and Trust Company of Minneapolis.*

                  c. A copy of the certificate of the Acting Comptroller of the Currency dated January 12, 1943, as to change of corporate title of Northwestern National Bank and Trust Company of Minneapolis to Northwestern National Bank of Minneapolis.*

                  d. A copy of the letter dated May 12, 1983 from the Regional Counsel, Comptroller of the Currency, acknowledging receipt of notice of name change effective May 1, 1983 from Northwestern National Bank of Minneapolis to Norwest Bank Minneapolis, National Association.*

                  e. A copy of the letter dated January 4, 1988 from the Administrator of National Banks for the Comptroller of the Currency certifying approval of consolidation and merger effective January 1, 1988 of Norwest Bank Minneapolis, National Association with various other banks under the title of "Norwest Bank Minnesota, National Association."*

      Exhibit 3. A copy of the authorization of the trustee to exercise corporate trust powers issued January 2, 1934, by the Federal Reserve Board.*

      Exhibit 4.  Copy of By-laws of the trustee as now in effect.*

      Exhibit 5.  Not applicable.

      Exhibit 6. The  consent of the trustee  required by Section  321(b) of the
                 Act.

      Exhibit 7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.**

      Exhibit 8.  Not applicable.

      Exhibit 9.  Not applicable.


      * Incorporated by reference to exhibit number 25 filed with registration statement number 33-66026.

      ** Incorporated by reference to exhibit number 25 filed with registration statement number 333-43005.



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                                    SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Norwest Bank Minnesota, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Columbia and State of Maryland on the 29th day of October 1999.






                              NORWEST BANK MINNESOTA,
                              NATIONAL ASSOCIATION

                              /s/ Amy Wahl
                              --------------------------
                              Amy Wahl
                              Assistant Vice President